Exhibit 99.2

July 11, 2025

Rogers Announces Cash Tender Offers for Six Series of Debt Securities

TORONTO, July 11, 2025 – Rogers Communications Inc. (“Rogers” or the “Company”) (TSX: RCI.A and RCI.B; NYSE: RCI) today announced the commencement of separate offers (the “Offers”) to purchase for cash up to C$400,000,000 (the “Maximum Purchase Amount”) in aggregate purchase price, excluding accrued and unpaid interest, of its outstanding senior notes of each series listed in the table below (collectively, the “Notes”), which Maximum Purchase Amount may be increased, decreased or waived by the Company in its sole discretion. Each Offer is subject to the satisfaction or waiver of certain conditions.

The Offers

The Offers are made upon the terms and subject to the conditions set forth in the offer to purchase dated July 11, 2025 relating to the Notes (the “Offer to Purchase”). Capitalized terms used but not defined in this news release have the meanings given to them in the Offer to Purchase.

The amount of Notes purchased in the Offers and the allocation of such amount between each series listed below will be determined by the Company, in its sole discretion. The Offers may be subject to proration as described in the Offer to Purchase.

Title of Notes(1)	Principal Amount Outstanding (in millions)	CUSIP / ISIN Nos.(1)	Par Call Date(2)	Maturity Date	Reference Security(3)	Bloomberg Reference Page(3)	Fixed Spread (Basis Points)(3)
4.25% Senior Notes due 2049	C$300	775109CR0 / CA775109CR06	June 9, 2049	December 9, 2049	2.75% due 12/1/2055	FIT CAN0-50	+135
2.90% Senior Notes due 2030	C$500	775109CS8 / CA775109CS88	September 9, 2030	December 9, 2030	1.25% due 6/1/2030	FIT CAN0-50	+70
3.30% Senior Notes due 2029	C$500	775109CQ2 / CA775109CQ23	September 10, 2029	December 10, 2029	3.500% due 9/1/2029	FIT CAN0-50	+75
3.25% Senior Notes due 2029	C$1,000	775109BJ9 / CA775109BJ98	February 1, 2029	May 1, 2029	4.00% due 3/1/2029	FIT CAN0-50	+70
4.25% Senior Notes due 2032	C$1,000	775109BV2 / CA775109BV27	January 15, 2032	April 15, 2032	1.50% due 12/1/2031	FIT CAN0-50	+110
3.65% Senior Notes due 2027	C$1,500	775109BK6 / CA775109BK61	January 31, 2027	March 31, 2027	3.00% due 2/1/2027	FIT CAN0-50	+73.5

(1)	No representation is made by the Company as to the correctness or accuracy of the CUSIP numbers or ISINs listed in this news release or printed on the Notes. They are provided solely for convenience.

(2)
For each series of Notes, the calculation of the applicable Total Consideration (as defined below) may be performed to either its maturity date or its par call date, in accordance with standard market convention.

(3)
The total consideration for each series of Notes (such consideration, the “Total Consideration”) payable per each C$1,000 principal amount of such series of Notes validly tendered for purchase will be based on the applicable Fixed Spread specified in the table above for such series of Notes, plus the applicable yield based on the bid-side price of the applicable Canadian reference security as specified in the table above, as quoted on the applicable Bloomberg Reference Page as of 11:00 a.m. (Eastern time) on July 21, 2025, unless extended by the Company with respect to the applicable Offer. The Total Consideration does not include the applicable Accrued Coupon Payment (as defined below), which will be payable in cash in addition to the applicable Total Consideration.

The Offers will expire at 5:00 p.m. (Eastern time) on July 18, 2025, unless extended or earlier terminated by the Company (such date and time with respect to an Offer, as it may be extended, the “Expiration Date”). Notes tendered for purchase pursuant to an Offer may be validly withdrawn at any time at or prior to 5:00 p.m. (Eastern time) on July 18, 2025 (such date and time with respect to an Offer, as it may be extended by the Company, the “Withdrawal Date”).

Provided that all conditions to the relevant Offer have been satisfied or waived by the Company by the Expiration Date, and subject to the conditions set forth in the Offer to Purchase, the Company will, on the Settlement Date, promptly settle all Notes that were (1) validly tendered to such Offer at or prior to the Expiration Date (and not validly withdrawn at or prior to the Withdrawal Date) and (2) accepted for purchase by the Company. The “Settlement Date” will be promptly following the Expiration Date and is expected to be July 23, 2025, the third business day after the Expiration Date, unless extended by the Company with respect to such Offer.

Promptly after 11:00 a.m. (Eastern time) on July 21, 2025, unless extended by the Company with respect to any Offer, the Company will issue a press release specifying, among other things, the Total Consideration for each series of Notes validly tendered that the Company has accepted for purchase.

The applicable Total Consideration for each C$1,000 principal amount of such Notes accepted by the Company for purchase in the Offers will be paid in cash by or on behalf of the Company to the Tender Agent (or, at the Tender Agent’s discretion, CDS Clearing and Depository Services Inc. (“CDS”)) on the Settlement Date. In addition to the applicable Total Consideration, Holders whose Notes are accepted by the Company for purchase pursuant to an Offer will receive a cash payment equal to the accrued and unpaid interest on such accepted Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the Settlement Date (the “Accrued Coupon Payment”). Interest will cease to accrue on the Settlement Date for all Notes accepted for purchase in the Offers. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by the Tender Agent, CDS or its participants or any other third party.

Any Notes validly tendered pursuant to the Offers but not accepted for purchase by the Company will be returned promptly to the tendering Holders thereof.

The Company reserves the right, but is under no obligation, to increase, decrease or waive the Maximum Purchase Amount, in its sole discretion, with or without extending the Withdrawal Date. If Holders tender more Notes in the Offers than they expect to be accepted for purchase based on the Maximum Purchase Amount and the Company subsequently accepts more than such Holders expected of such Notes tendered as a result of an increase of the Maximum Purchase Amount, such Holders may not be able to withdraw any of their previously tendered Notes.

The Offers are subject to the satisfaction or waiver of certain conditions as described in the Offer to Purchase. The Company reserves the right, subject to applicable law, to waive any and all conditions to any Offer. If any of the conditions is not satisfied, the Company is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Notes, in each event subject to applicable laws, and may terminate or alter any or all of the Offers. The Offers are not conditioned on the tender of any aggregate minimum principal amount of Notes of any series (subject to minimum denomination requirements as set forth in the Offer to Purchase), the Offers are not subject to a financing condition, and none of the Offers is conditioned on the consummation of the other Offers or any other offer by the Company.

The Company has retained Merrill Lynch Canada Inc. (“BofA”), RBC Dominion Securities Inc. (“RBC”), Scotia Capital Inc. (“Scotia”) and TD Securities Inc. (“TD”) to act as joint lead dealer managers (the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers or for copies of the Offer to Purchase should be directed to BofA at (888) 292-0070 (toll-free) or (980) 387-3907 (collect), RBC at (877) 381-2099 (toll-free) or (416) 842-6311 (local), Scotia at 1-416-863-7438 (collect) or TD at 1-866-584-2096 (toll-free) or 1-416-982-6451 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers.

TSX Trust Company will act as the Tender Agent for the Offers.

TMX Investor Solutions Inc. will act as the Information Agent for the Offers. Questions regarding the tender procedures should be directed to the Information Agent at 1 (866) 356-6140 (North America toll-free) or 1 (437) 561-5053 (Outside North America collect).

If the Company terminates any Offer with respect to one or more series of Notes, it will give prompt notice to the Tender Agent, and all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Notes blocked in CDS will be released.

Beneficial owners of Notes are advised to check with each bank, securities broker or other intermediary through which they hold beneficial interests in Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that beneficial owner to be able to participate in, or withdraw their instruction to participate in the Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and CDS for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

Offer and Distribution Restrictions

This news release is for informational purposes only. This news release is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities of the Company or any of its subsidiaries. The Offers are being made solely pursuant to the Offer to Purchase.

This news release does not constitute an offer or an invitation by, or on behalf of, us or the Dealer Managers (i) to participate in the Offers in the United States; (ii) to, or for the account or benefit of, any “U.S. person” (as such term is defined in Regulation S of the U.S. Securities Act of 1933, as amended); or (iii) to participate in the Offers in any jurisdiction in which it is unlawful to make such an offer or solicitation in such jurisdiction, and such persons are not eligible to participate in or tender any securities pursuant to the Offers. The distribution of this news release may be restricted by law in certain jurisdictions. Persons into whose possession this news release comes are required by us and the Dealer Managers to inform themselves about and to observe any such restrictions. This news release, the Offer to Purchase and any other offering material or advertisements in connection with the Offers may not be used for or in connection with an offer or solicitation by or to (i) any person in the United States; (ii) any U.S. person; (iii) any person in any jurisdiction in which such offer or solicitation is not authorized; or (iv) any person to whom it is unlawful to make such offer or solicitation. Accordingly, neither this news release, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or into the United States or any such other jurisdiction (except in compliance with any applicable rules or regulations of such other jurisdiction). Tenders will not be accepted from any Holder located or resident in the United States or from, or for the account or benefit of, U.S. persons.

Those jurisdictions where the securities or other laws require the Offers to be made by a licensed broker or dealer, the Offers shall be deemed to be made on our behalf by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

Forward-looking Information

This news release includes “forward-looking information” within the meaning of applicable Canadian securities laws (referred to herein as “forward-looking information” or “forward-looking statements”), about, among other things, the terms and timing for completion of the Offers, including statements regarding the acceptance for purchase of Notes validly tendered, the Maximum Purchase Amount and the expected Expiration Date and Settlement Date.

This forward-looking information is based on a number of expectations and assumptions as of the date of this news release. Actual events and results may differ materially from what is expressed or implied by forward‐looking information if the underlying expectations and assumptions prove incorrect or our objectives, strategies or intentions change or as a result of risks, uncertainties and other factors, many of which are beyond our control, including, but not limited to, the risks described under the headings “About Forward Looking Information” and “Risks and Uncertainties Affecting our Business” in our management’s discussion and analysis for the year ended December 31, 2024 and under the heading “Risk Factors” in the Offer to Purchase.  We are under no obligation to update or alter any statements containing forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Forward-looking information is provided herein for the purpose of giving information about the proposed Offers. Readers are cautioned that such information may not be appropriate for other purposes. The Company’s obligation to complete an Offer with respect to a particular series of Notes validly tendered is conditioned on the satisfaction of conditions described in the Offer to Purchase. Accordingly, there can be no assurance that repurchases of Notes under the Offers will occur at all or at the expected time indicated in this news release.

About Rogers Communications Inc.

Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or investors.rogers.com.

For more information:
Investor Relations
investor.relations@rci.rogers.com
1-844-801-4792